FOR IMMEDIATE RELEASE	September 22, 2017

Micromem: Provides Current Update

Toronto, Ontario and New York, New York, September 22, 2017 - Micromem Technologies Inc. (CSE: MRM) (OTCQB: MMTIF) ("Micromem") ("the Company") and its wholly owned subsidiary Micromem Applied Sensor Technologies Inc. (MAST), provide the following current update on business developments.

At the Annual General Meeting of Shareholders on July 21st, the independent directors (Directors) advised that they were undertaking a current assessment of all facets of the Company’s operations. The summary observations from this process are as below:

(a)

An independent review has been undertaken of the Company’s two key development agreements with its major development partners; including a review of the working arrangements with our key subcontractors for each of those projects. Based on this work, the Directors are satisfied that that both of these projects are of future commercial value to the Company.

Post AGM, the Company has continued to negotiate the go forward terms of these commercial agreements, addressing the issues raised in the review as well as those identified in past discussions, a process in which it has been engaged in since 2016 and which process has been duly reported in our periodic quarterly filings. We anticipate that these discussions may be finalized in Q4.

(b)

Since the AGM the Company has announced that (i) it has secured certain financing from arms’ length parties totaling $293,500; (ii) that the CEO has converted into common shares the $100,000 CDN convertible debenture financing which he provided to the Company in September 2016; (iii) that the CFO has converted a portion of his remuneration owing by the Company into common shares. Most recently, the Company had raised $36,000 as a private placement at $0.18 CDN per Common Share, by an arm’s length investor.

(c)	A current review of the outstanding convertible debentures indicates that the Company is current in its obligations with all of the debenture holders.

(d)

As part of the Company’s cash conservation strategy while, as above, it is awaiting finalization of its commercial agreements with its development partners, it has implemented certain reductions in its overhead cost structures. Amongst other measures, this includes the postponement of payment of current remuneration to senior management and the deferral of a portion of the wages otherwise payable to the Company’s staff. The result has been to reduce the Company’s monthly cash burn by approximately $65,000. Once these agreements are finalized, the Company anticipates that it will meet these financial commitments to its personnel.

(e)	The Company anticipates that it will file its interim quarterly financial statements as of July 31,2017 in the normal course by September 29, 2017.

(f)	There are no legal matters outstanding of which the Company is currently aware.

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QB: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing:    NASD OTC-QB - Symbol: MMTIF
                   CSE - Symbol: MRM
Shares issued: 208,189,878
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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